

S

16021013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/16/14 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Realcadre LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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RealCadre LLC

Statement of Financial Condition

As of December 31, 2015

RealCadre LLC

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
RealCadre LLC

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RealCadre, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

RealCadre LLC

Audited Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 13,577,826
Accounts receivable	524,159
Prepaid expenses	47,970
Security deposit	23,184
Employee Loans	445,432
TOTAL ASSETS	$ 14,618,571

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 1,235,046
TOTAL LIABILITIES	1,235,046
MEMBER'S EQUITY	13,383,525
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 14,618,571

See Accompanying Notes to Statement of Financial Condition

Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015 RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly-owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). Prior to registration, the Company earned no revenue and incurred approximately $462,000 of expenses. The Company offers private placements and does not take custody of securities.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP").

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts. Actual amounts could differ from these estimates.

b) Revenue Recognition

Offering fees are earned in consideration of the offering services being provided by the Company. Revenues are recorded when (i) all engagement terms have been satisfied and (ii) the offering fee is not subject to contingencies. Revenues earned during the period were with related parties.

c) Income Taxes

As a single-member LLC wholly owned by Parent, the Company's financial results are reflected on the Parent's tax return. Under FASB ASC 740, "Income Taxes" ("ASC 740"), the Company determines its income tax provision on a separate company basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

d) Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets, ranging from 5-7 years.

e) Stock-based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options at fair value using the Black-Scholes option pricing model. Stock-based compensation for employees is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the vesting period of the grant.

3. Cash

The Company maintains cash balances which, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions.

4. Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated based on historical performance and projections of trends. Receivables are written off when management determines they are uncollectible. Subsequent to December 31, 2015, the Company collected $500,000 of receviables outstanding at December 31, 2015.

5. Lease Commitments

The Company leases office space under a sub-lease that expires on April 30, 2016. The sub-lease contains a six month renewal option that has not been exercised by the Company. In addition to the payment of fixed rent, additional rent comprised of real estate taxes and other costs are due in accordance with the sub-lease. Additional rent is subject to change based on the services provided. Minimum future rental payments under the sub-lease expiring within the year for the period ended December 31, excluding the renewal term, is as follows:

2016	$92,736

6. Related Party Transactions

(a) Employee Loans

The Company issued loans to employees during 2015. At December 31, 2015, the Company is due $442,891 from employees, which is presented in Employee Loans on the Statement of Financial Condition. Interest rates on employee loans range from .40% to 1.53%. At December 31, 2015, accrued interest of $2,541 is included in Employee Loans as presented on the Statement of Financial Condition.

(b) Due to Parent

The Parent may incur expenses on behalf of the Company. At December 31, 2015, the Parent was due $114,544 from the Company, which is presented in Accounts Payable and Accrued Expenses on the Statement of Financial Condition. Subsequent to December 31, 2015, the Company fully satisfied this obligation.

7. Income taxes

As of December 31, 2015, the Company has NOL's for federal and state income tax purposes totaling appoximately $6,400,000.

For financial statement purposes, net deferred tax assets of approximately $2,900,000 primarily related to an NOL carryforward has been fully offset with a valuation allowance. Realization of deferred taxes is dependent on generating future taxable income.

8. Capital

Prior to the merger (see Note 1). RCI had 27,250,000 shares of common stock authorized, of which 12,000,000 issued and outstanding (the "RealCadre Common Stock") and 13,991,867 shares of preferred stock authorized, of which 2,991,867 were designated Series A and were fully issued and outstanding (the "RealCadre Preferred Stock"). Additionally, RCI granted a total of 1,719,897 options to purchase common stock, of which 417,618 were designated restricted stock grants, (the "RealCadre Options") under its 2015 Stock Option Plan (the "RealCadre Plan"), which were granted at various dates from December 2014 through May 2015. The options were granted to certain employees and directors of the Company, as well as external consultants, with an exercise price of $1.24 per share, have a term of ten years and vest over the period defined in each grant agreement, generally over

Effective with the merger, the oustanding RealCadre Common Stock and RealCadre Preferred Stock were converted into such equivalent shares of the Parent. Additionally, with the merger, the Parent assumed the options granted under the RealCadre Plan that were outstanding immediately prior to the effective time of the merger (the "RealCadre Plan Options"). Upon assumption, each RealCadre Option converted into an option to purchase shares of the Parent's common stock, subject to the same terms and conditions as originally issued. No additional grants of equity awards under the RealCadre Plan were permitted following the closing of the merger.

During 2015, 417,618 shares of restricted stock grants were exercised and 51,286 options were exercised.

9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2015, the Company had net capital of $12,342,780 which was $12,260,444 in excess of its required net capital of $82,336 and the Company's aggregate indebtedness to net capital ratio was 10.0%. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

11. Subsequent Events

There were no material subsequent events which affected the amounts or disclosures in the Statement of Financial Condition.